SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(l)
of the Securities Exchange Act of 1934

AULT ALLIANCE, INC.

______________________

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

______________________

(Title of Class of Securities)

09175M101

______________________

(CUSIP Numbers of Class of Securities)

Henry Nisser

President & General Counsel

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

______________________

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth A. Schlesinger, Esq.

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ault Alliance, Inc., a Delaware corporation (“Ault Alliance” or the “Company”), pursuant to Rule 13(e)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to exchange up to 333,333,333 shares of its outstanding Class A Common Stock, par value $0.001 per share (the “Common Stock”), for its 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”), with each 200 shares of Common Stock being exchangeable in the Offer for three shares of Series H Preferred Stock having a liquidation preference of $10.00 per share of Series H Preferred Stock (an effective price of $0.15 per share of Common Stock) (the “Offer”). To avoid issuing fractional shares, Common Stock may only be tendered in increments of 200 shares. The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange, dated March 31, 2023 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.

The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10. Financial Statements.

(a)	Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on April 15, 2022, and (B) the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Company with the SEC on November 21, 2022).

(b)	Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on April 15, 2022, as amended, and (B) the Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed by the Company with the SEC on November 21, 2022).

Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange, dated March 31, 2023

(a)(1)(B)*	Letter of Transmittal for Offer

(a)(1)(C)*	Notice of Guaranteed Delivery for Offer

(a)(1)(D)*	Letter to Broker for Offer

(a)(1)(E)*	Letter to Client for Offer

(a)(1)(F)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)*	Press Release issued by the Company, dated March 31, 2023

(a)(6)(A)*	Ault Alliance Webpage

107*	Filing Fee Table

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ault Alliance, Inc.

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel

Date: March 31, 2023

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated March 31, 2023

(a)(1)(B)*	Letter of Transmittal for Offer

(a)(1)(C)*	Notice of Guaranteed Delivery for Offer

(a)(1)(D)*	Letter to Broker for Offer

(a)(1)(E)*	Letter to Client for Offer

(a)(1)(F)*	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)*	Press Release issued by the Company, dated March 31, 2023

(a)(6)(A)*	Ault Alliance Webpage

107*	Filing Fee Table

*	Filed herewith.

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